

July 22, 2013

VIA E-Mail
Mr. Richard S. Lindahl
Chief Financial Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, Virginia 22209

> **Re:** **The Corporate Executive Board Company**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 1, 2013**
> **File No. 001-34849**

Dear Mr. Richard S. Lindahl:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief